                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                           WYNDHAM INTERNATIONAL, INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    983101106
                                 (CUSIP Number)

                               SUSAN T. GROENTEMAN
                            EXECUTIVE VICE PRESIDENT
                                CROW FAMILY, INC.
                              2100 MCKINNEY AVENUE
                                    SUITE 700
                               DALLAS, TEXAS 75201
                                 (214) 863-4000
             (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 28, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

CUSIP NO. 983101106                                                      Page 2

1                              NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               The Trammell Crow 1994 Revocable Trust

2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                 (a) [ ]

                                                                                                 (b) [X]

3                              SEC USE ONLY

4                              SOURCE OF FUNDS*

                               N/A

5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                               2(d) or 2(e)

                                                                                                     [ ]

6                              CITIZENSHIP OR PLACE OF ORGANIZATION

                               Texas

NUMBER OF SHARES               7            SOLE VOTING POWER
BENEFICIALLY OWNED                          0
BY EACH REPORTING
PERSON WITH
                               8            SHARED VOTING POWER
                                            0

                               9            SOLE DISPOSITIVE POWER
                                            0

                              10            SHARED DISPOSITIVE POWER
                                            0

11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               0

12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                     [ ]

13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               0.0%

14                             TYPE OF REPORTING PERSON*
                               OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                       Page 3

1                              NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               G-1 Funds, L.P.

2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                 (a) [ ]

                                                                                                 (b) [X]

3                              SEC USE ONLY

4                              SOURCE OF FUNDS*

                               N/A

5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                               2(d) or 2(e)

                                                                                                     [ ]

6                              CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware

NUMBER OF SHARES               7            SOLE VOTING POWER
BENEFICIALLY OWNED                          0
BY EACH REPORTING
PERSON WITH
                               8            SHARED VOTING POWER
                                            370,413

                               9            SOLE DISPOSITIVE POWER
                                            0

                              10            SHARED DISPOSITIVE POWER
                                            370,413

11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               370,413

12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                     [ ]

13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               0.2%

14                             TYPE OF REPORTING PERSON*
                               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                      Page 4

1                              NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               G-2 Funds, L.P.

2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                 (a) [ ]

                                                                                                 (b) [X]

3                              SEC USE ONLY

4                              SOURCE OF FUNDS*

                               N/A

5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                               2(d) or 2(e)

                                                                                                     [ ]

6                              CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware

NUMBER OF SHARES               7            SOLE VOTING POWER
BENEFICIALLY OWNED                          0
BY EACH REPORTING
PERSON WITH
                               8            SHARED VOTING POWER
                                            2,022,892

                               9            SOLE DISPOSITIVE POWER
                                            0

                              10            SHARED DISPOSITIVE POWER
                                            2,022,892

11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               2,022,892

12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                     [ ]

13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               1.2%

14                             TYPE OF REPORTING PERSON*
                               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                      Page 5

1                              NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               G-3 Securities, L.P.

2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                 (a) [ ]

                                                                                                 (b) [X]

3                              SEC USE ONLY

4                              SOURCE OF FUNDS*

                               N/A

5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                               2(d) or 2(e)

                                                                                                     [ ]

6                              CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware

NUMBER OF SHARES               7            SOLE VOTING POWER
BENEFICIALLY OWNED                          0
BY EACH REPORTING
PERSON WITH
                               8            SHARED VOTING POWER
                                            5,646,997

                               9            SOLE DISPOSITIVE POWER
                                            0

                              10            SHARED DISPOSITIVE POWER
                                            5,646,997

11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               5,646,997

12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                     [ ]

13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               3.4%

14                             TYPE OF REPORTING PERSON*
                               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                      Page 6

1                              NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               CFH Capital Resources, L.P.

2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                 (a) [ ]

                                                                                                 (b) [X]

3                              SEC USE ONLY

4                              SOURCE OF FUNDS*

                               N/A

5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                               2(d) or 2(e)

                                                                                                     [ ]

6                              CITIZENSHIP OR PLACE OF ORGANIZATION

                               Texas

NUMBER OF SHARES               7            SOLE VOTING POWER
BENEFICIALLY OWNED                          0
BY EACH REPORTING
PERSON WITH
                               8            SHARED VOTING POWER
                                            0

                               9            SOLE DISPOSITIVE POWER
                                            0

                              10            SHARED DISPOSITIVE POWER
                                            0

11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               0

12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                     [ ]

13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               0.0%

14                             TYPE OF REPORTING PERSON*
                               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                      Page 7

1                              NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               CFHS, L.L.C.

2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                 (a) [ ]

                                                                                                 (b) [X]

3                              SEC USE ONLY

4                              SOURCE OF FUNDS*

                               N/A

5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                               2(d) or 2(e)

                                                                                                     [ ]

6                              CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware

NUMBER OF SHARES               7            SOLE VOTING POWER
BENEFICIALLY OWNED                          0
BY EACH REPORTING
PERSON WITH
                               8            SHARED VOTING POWER
                                            8,040,302

                               9            SOLE DISPOSITIVE POWER
                                            0

                              10            SHARED DISPOSITIVE POWER
                                            8,040,302

11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               8,040,302

12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                     [ ]

13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               4.8%

14                             TYPE OF REPORTING PERSON*
                               OO (limited liability company)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                      Page 8

1                              NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Crow Family, Inc.

2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                 (a) [ ]

                                                                                                 (b) [X]

3                              SEC USE ONLY

4                              SOURCE OF FUNDS*

                               N/A

5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                               2(d) or 2(e)

                                                                                                     [ ]

6                              CITIZENSHIP OR PLACE OF ORGANIZATION

                               Texas

NUMBER OF SHARES               7            SOLE VOTING POWER
BENEFICIALLY OWNED                          0
BY EACH REPORTING
PERSON WITH
                               8            SHARED VOTING POWER
                                            8,040,302

                               9            SOLE DISPOSITIVE POWER
                                            0

                              10            SHARED DISPOSITIVE POWER
                                            8,040,302

11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               8,040,302

12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                     [ ]

13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               4.8%

14                             TYPE OF REPORTING PERSON*
                               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                      Page 9

1                              NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Harlan R. Crow

2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                 (a) [ ]

                                                                                                 (b) [X]

3                              SEC USE ONLY

4                              SOURCE OF FUNDS*

                               N/A

5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                               2(d) or 2(e)

                                                                                                     [ ]

6                              CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States of America

NUMBER OF SHARES               7            SOLE VOTING POWER
BENEFICIALLY OWNED                          0
BY EACH REPORTING
PERSON WITH
                               8            SHARED VOTING POWER
                                            8,043,171

                               9            SOLE DISPOSITIVE POWER
                                            0

                              10            SHARED DISPOSITIVE POWER
                                            8,043,171

11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               8,043,171

12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                     [ ]

13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               4.8%

14                             TYPE OF REPORTING PERSON*
                               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3, the final amendment (this "AMENDMENT"), amends and supplements the Schedule 13D (the "ORIGINAL FILING" and, as amended hereby, the "SCHEDULE 13D") originally filed with the Securities and Exchange Commission on January 29, 1998 by CF Securities, L.P., a Texas limited partnership ("CFS"), Mill Spring Holdings, Inc., a Texas corporation, G-1 Securities, L.P., a Delaware limited partnership, G-2 Securities, L.P., a Delaware limited partnership, G-3 Securities, L.P., a Delaware limited partnership, CFHS, L.L.C., a Delaware limited liability company, Crow Family, Inc., a Texas corporation, and Harlan R. Crow, an individual. Unless information is expressly amended herein, the information previously provided remains unchanged. Capitalized terms used but not defined in this Amendment have the meanings set forth in the Original Filing.

Item 1.  Security and Issuer.

         No Amendment.

Item 2.  Identity and Background.

         No amendment.

Item 3.  Source and Amount of Funds or Other Consideration.

         No amendment.

Item 4.  Purpose of Transaction.

         No amendment.

Item 5.  Interest in Securities of the Issuer.

         The information as previously provided is amended as follows:

         (a) The aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons, and for all of the Reporting Persons collectively, is set forth on Schedule II attached hereto and incorporated herein in full by reference thereto.

         (b) Schedule II attached hereto shows for each Reporting Person the number of shares of Common Stock as to which such person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition. The applicable information required by Item 2 for each person with whom the power to vote or to direct the vote or to dispose or to direct the disposition is set forth in Item 2 above.

         (c) On May 23, 2003 the Trust sold 156,038 shares of Common Stock in the open market at a price of $0.2780 per share.

         During the last 60 days prior to the date of this filing, G-3 sold an aggregate of 600,000 shares of Common Stock in the open market as follows (i) 250,000 shares of Common Stock on May 27, 2003 at a price of $0.2867 per share
(ii) 350,000 shares of Common Stock on May 28, 2003 at a price of $0.2843 per share.

         During the last 60 days prior to the date of this filing, CFH Capital sold an aggregate of 401, 628 shares of Common Stock in the open market as follows (i) 164,000 shares of Common Stock on May 9, 2003 at a price of $0.2709 per share, (ii) 35,028 shares of Common Stock on May 12, 2003 at a price of $0.3000 per share, (iii) 22, 700 shares of Common Stock on May 13, 2003 at a price of $0.2800 per share, (iv) 29,900 shares of Common Stock on May 14, 2003 at a price of $0.2600 per share, (v) 102,700 shares of Common Stock on May 15, 2003 at a price of $0.2549 per share, (vi) 33,300 shares of Common Stock on May 16, 2003 at a price of $0.2558 per share, (vii) 9,000 shares of Common Stock on May 19, 2003 at a price of $0.2711 per share, (viii) 5,000 shares of Common Stock on May 20, 2003 at a price of $0.2800 per share.

         (d) Not applicable.

         (e) On May 27, 2003 the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock. As a result of the dispositions herein described, the Reporting Persons will no longer be reporting pursuant to Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

         No amendment.

Item 7.  Material to be Filed as Exhibits.

         No amendment.

----------

                                   SCHEDULE II

                                REPORTING PERSONS

                                                                                                  Aggregate
                                                                                                    Amount          Percent of
                                Sole            Shared           Sole            Shared           of Shares           Class
                               Voting           Voting        Dispositive      Dispositive       Beneficially      Beneficially
                                Power            Power           Power            Power             Owned             Owned
                              ---------        ---------      -----------      -----------       ------------      ------------
The Trammel Crow 1994
Revocable Trust                       0                0                0                0                0              0.0%

G-1 Funds, L.P.                       0          370,413                0          370,413          370,413              0.2%

G-2 Funds, L.P.                       0        2,022,892                0        2,022,892        2,022,892              1.2%

G-3 Securities, L.P.                  0        5,646,997                0        5,646,997        5,646,997              3.4%

CFH Capital Resources,
L.P.                                  0                0                0                0                0              0.0%

CFHS, L.L.C. (1)                      0        8,040,302                0        8,040,302        8,040,302              4.8%

Crow Family, Inc. (2)                 0        8,040,302                0        8,040,302        8,040,302              4.8%

Harlan R. Crow (3)                    0        8,043,171                0        8,043,171        8,043,171              4.8%
                              ---------        ---------        ---------        ---------        ---------        ---------

    TOTAL.............                0        8,043,171                0        8,043,171        8,043,171              4.8%
                              =========        =========        =========        =========        =========        =========

(1) Includes (i) 370,413 shares of Common Stock held of record by G-1 Funds, (ii) 2,022,892 shares of Common Stock held of record by G-2 Funds, and (iii) 5,646,997 shares of Common Stock held of record by G-3.

(2) Includes 8,040,302 shares of Common Stock attributable to CFHS, which Common Stock could be further attributed to CFI as the sole manager of CFHS.

(3)      Includes (i) 2,869 shares of Common Stock held of record by Crow and
         (ii) 8,040,302 shares of Common Stock held by G-1 Funds, G-2 Funds, and G-3, which shares may be deemed to be beneficially owned by Crow as a director, Chief Executive Officer, and a principal stockholder of CFI.

         The Reporting Persons expressly disclaim the existence of any "group" (within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: June 23, 2003          THE TRAMMELL CROW 1994 REVOCABLE TRUST

                              By:  /s/ HARLAN R. CROW
                                   --------------------------------------------
                                   Harlan R. Crow
                                   Trustee

DATED: June 23, 2003          G-1 FUNDS, L.P., a Delaware limited partnership

                              By: CFHS, L.L.C., a Delaware limited liability
                                   company, its sole general partner

                              By: Crow Family, Inc., a Texas corporation, as
                                   its sole manager

                              By:  /s/ M. KEVIN BRYANT
                                   --------------------------------------------
                                   M. Kevin Bryant
                                   Vice President

DATED: June 23, 2003          G-2 FUNDS, L.P., a Delaware limited partnership

                              By: CFHS, L.L.C., a Delaware limited liability
                                   company, as its sole general partner

                              By: Crow Family, Inc., a Texas corporation, as
                                   its sole manager

                              By:  /s/ M. KEVIN BRYANT
                                   --------------------------------------------
                                   M. Kevin Bryant
                                   Vice President

DATED: June 23, 2003          G-3 SECURITIES, L.P., a Delaware limited
                                   partnership

                              By: CFHS, L.L.C., a Delaware limited liability
                                   company, as its sole general partner

                              By: Crow Family, Inc., a Texas corporation, as
                                   its sole manager

                              By:  /s/ M. KEVIN BRYANT
                                   --------------------------------------------
                                   M. Kevin Bryant
                                   Vice President

DATED: June 23, 2003           CFH CAPITAL RESOURCES, L.P., a Texas limited
                               partnership

                               By: CFHS, L.L.C., a Delaware limited liability
                                   company, as its sole general partner

                               By: Crow Family, Inc., a Texas corporation, as
                                   its sole manager

                               By: /s/ M. KEVIN BRYANT
                                   --------------------------------------------
                                   M. Kevin Bryant
                                   Vice President

DATED: June 23, 2003           CFHS, L.L.C., a Delaware limited liability
                               company

                               By: Crow Family, Inc., a Texas corporation, as
                                   its sole manager

                               By: /s/ M. KEVIN BRYANT
                                   --------------------------------------------
                                   M. Kevin Bryant
                                   Vice President

DATED: June 23, 2003           CROW FAMILY, INC., a Texas corporation

                               By: /s/ M. KEVIN BRYANT
                                   --------------------------------------------
                                   M. Kevin Bryant
                                   Vice President

DATED: June 23, 2003           /s/ HARLAN R. CROW
                               ------------------------------------------------
                               Harlan R. Crow